UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of APRIL, 2007.

                        Commission File Number: 0-51005


                           AMERA RESOURCES CORPORATION
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                 (Translation of registrant's name into English)


 #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           AMERA RESORUCES CORPORATION
                                           -------------------------------------

Date:  April 26, 2007                      /s/ Nikolaos Cacos
       ------------------------------      -------------------------------------
                                           Nikolaos Cacos,
                                           President & CEO

                           AMERA RESOURCES CORPORATION
                         709 - 837 West Hastings Street
                             Vancouver, B.C. V6C 3N6

                NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual general meeting (the "Meeting") of the shareholders (the "Shareholders") of Amera Resources Corporation (the "Company") will be held at The Gibson Room, Terminal City Club Tower, 837 West Hastings Street, Vancouver, British Columbia, on Tuesday, the 5th day of June, 2007 at the hour of 10:00 a.m. (Vancouver time), for the following purposes:

        1.    To receive the report of the directors;
        2. To receive the audited financial statements of the Company for the fiscal year ended December 31, 2006 (with comparative statements relating to the preceding fiscal period) together with the related Management Discussion and Analysis and report of the Auditors thereon;
        3.    To  determine  the number of  directors  at five (5);
        4.    To elect directors;
        5. To reappoint auditors and to authorize the directors to fix their remuneration;
        6. To approve the November 2003 Stock Option Plan that provides for up to 10% of the Company's issued and outstanding shares to be available as stock options to directors, officers, employees, consultants and others providing services to the Company, as more particularly described in the Company's Information Circular; and
        7. To transact such other business as may properly come before the Meeting, or any adjournment or adjournments thereof.

Accompanying this Notice of Meeting is a Management Information Circular and form of proxy for the Shareholders. The accompanying Management Information Circular provides information relating to the matters to be addressed at the Meeting and is incorporated into this Notice.

If you are a registered Shareholder of the Company and unable to attend the Meeting in person, please read, complete, date and sign the accompanying form of proxy and deposit it with Computershare Trust Company, attention: Proxy Department by 10:00 a.m. Vancouver time, on May 31st (or at least 48 hours excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof. Please advise the Company of any change in your mailing address.

If you are a non-registered shareholder of the Company and received this Notice of Meeting and accompanying materials through a broker, a financial institution, a participant, a trustee or administrator of a self-administered retirement savings plan, retirement income fund, education savings plan or other similar self-administered savings or investment plan registered under the INCOME TAX ACT (Canada), or a nominee of any of the foregoing that holds your security on your behalf (the "Intermediary"), please complete and return the materials in accordance with the instructions provided to you by your Intermediary.

DATED at Vancouver, British Columbia on April 26, 2007

                       By Order of the Board of Directors

                               /s/ NIKOLAOS CACOS

                        Nikolaos Cacos, President and CEO